        Lithia Motors, Inc.
        150 N. Bartlett Street
        Medford, Oregon 97501

January 19, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:     Marion Graham
    Jennifer Zepralka

Re:    Lithia Motors, Inc.
    Definitive Proxy Statement on Schedule 14A
    Filed March 8, 2023
    File No. 001-14733
Dear Mses. Graham and Zepralka:
This letter responds to the letter dated January 12, 2024, from the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above-referenced Definitive Proxy Statement of Lithia Motors, Inc. (the “Company”), filed with the Commission on March 8, 2023. To facilitate your review, we have reproduced the text of the staff’s comments in italicized print below.
Definitive Proxy Statement on Schedule 14A filed March 8, 2023
Pay Versus Performance, page 56

1.    We note that you have included adjusted-EPS, a non-GAAP measure, as your Company- Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Response:

The Company confirms that to the extent its future pay versus performance disclosures in its definitive proxy statements include non-GAAP financial measures, it will provide a reconciliation of the measures to the closest GAAP measure in the proxy statement, consistent with the staff’s comment.

2.    We note the disclosure provided under the heading "Description of Relationships Between Compensation Actually Paid and Specified Performance Measures." Please ensure that you provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv), including clear descriptions of the relationship between compensation actually paid and each of your TSR, net income, Company-Selected Measure, and any additional performance measures included in the pay versus performance table.

January 19, 2024

Response:

The Company confirms that it will provide pay versus performance disclosures in its 2024 proxy statement consistent with the staff’s comment.

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (541) 618-5724.
Sincerely,
/s/ Tina Miller
Tina Miller
Senior Vice President, Chief Financial Officer, and Principal Accounting Officer
cc:    Edward Impert
    Lithia Motors, Inc., Vice President, General Counsel

    Christopher Hall
    Allison C. Handy
Perkins Coie LLP